Exhibit 99.2

BW LPG: Results of Scheme meeting held regarding Redomiciliation to Singapore

13 June 2024

Reference is made to the stock exchange announcement made by BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) on 21 May 2024 regarding the notice of a court sanctioned meeting of shareholders of the Company (the “Scheme Meeting”) for eligible shareholders to vote on the scheme of arrangement (the "Scheme") between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the "Redomiciliation").

The Scheme Meeting was held on 12 June 2024, with the Scheme being approved by the Company’s shareholders at the meeting.

There will be a subsequent court hearing on 20 June 2024 at 9:30 a.m. (Bermuda time) at which the Company shall petition the Supreme Court of Bermuda (the “Court”) to sanction the Scheme (the "Sanction Hearing"). If the Scheme is sanctioned by the Court, then the Scheme will become binding on the Company and its shareholders once a copy of the court order is filed with the Registrar of Companies in Bermuda.

Shareholders of the Company are entitled to appear at the Sanction Hearing. Shareholders who wish to appear in court are encouraged to adopt one of the procedures noted on pages 14 and 15 of the Explanatory Statement of the Company in relation to the Scheme dated 21 May 2024.

The Company expects that the Redomiciliation will come into effect on or around 1 July 2024, subject to the sanction by the Court, the filing of the court order, the final approval by the Singapore Accounting and Corporate Regulatory Authority and the satisfaction or waiver of all conditions to the Scheme as set out in the Scheme.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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